UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             IMAGEWARE SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45245S108
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                                 (CUSIP Number)

                                 Harvey R. Kohn
                                   Helen Kohn
                                234 Hamlet Drive
                             Jericho, New York 11753

                                 with a copy to:
                             Kathy H. Rocklen, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               December 22, 2003
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45245S108
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Harvey R. Kohn
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|
        (b) |X|
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  3.    SEC Use only

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  4.    Source of funds (See Instructions)       PF
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  5.    Check if disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e) |_|
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  6.    Citizenship or Place of Organization  United States
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Number of        7.     Sole Voting Power              0
Shares           ---------------------------------------------------------------
Beneficially     8.     Shared Voting Power            1,025,808
Owned by Each    ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power         0
Person With:     ---------------------------------------------------------------
                 10.    Shared Dispositive Power              1,025,808
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person     1,025,808

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)            |_|
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13.   Percent of Class Represented by Amount in Row (11)     6.8%

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14.   Type of Reporting Person (See Instructions)            IN

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                                       2

CUSIP NO. 45245S108
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Helen Kohn
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|
        (b) |X|
--------------------------------------------------------------------------------
  3.    SEC Use only

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  4.    Source of funds (See Instructions)       PF
--------------------------------------------------------------------------------
  5.    Check if disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

Number of        7.     Sole Voting Power              0
Shares           ---------------------------------------------------------------
Beneficially     8.     Shared Voting Power            1,019,808
Owned by Each    ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power         0
Person With:     ---------------------------------------------------------------
                 10.    Shared Dispositive Power       1,019,808
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,019,808

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)            |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)     6.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)            IN

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                                       3

EXPLANATORY NOTE:


     This statement on Schedule 13D (this "Statement") is filed by Mr. Harvey R. Kohn and Mrs. Helen Kohn (each, a "Reporting Person" and collectively, the "Reporting Persons"). Mr. Kohn and Mrs. Kohn are husband and wife.


Item 1.  Security and Issuer

     The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of ImageWare Systems, Inc. a Delaware corporation (the "Issuer"), with its principal executive offices located at 10883 Thornmint Road, San Diego, California 92127.


Item 2.  Identity and Background

     (a) and (b) This Statement is being filed jointly on behalf of the Reporting Persons.

     The business address of Mr. Kohn is 575 Jericho Turnpike, Jericho, New York 11753. The residence of Mrs. Kohn is 234 Hamlet Drive, Jericho, New
     York 11753.

     (c) The present principal occupation of Mr. Kohn is Co-President and a registered representative of Equity Source Partners, LLC, a Delaware limited liability company ("ESP"). ESP is a broker-dealer that matches prospective investors with public and private companies seeking capital. The address of ESP is Equity Source Partners, LLC, 575 Jericho Turnpike, Jericho, New York 11753. Mrs. Kohn is retired.

     (d) and (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kohn and Mrs. Kohn are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons acquired more than 5% of Common Stock on
     December 22, 2003 upon Mrs. Kohn's purchase of 210,843 shares of Common Stock (subsequently adjusted to 296,585 shares of Common Stock) upon the exercise of presently exercisable warrants for cash in the aggregate amount of $94,879.35 out of personal funds on hand. Since December 22, 2003, the Reporting Persons have acquired an aggregate of 441,460 shares of Common Stock and an aggregate of 40,729 shares of Common Stock (subsequently adjusted to 44,277 shares of Common Stock) upon the exercise of presently exercisable warrants, of which (i) an aggregate of 255,500 shares of Common Stock were acquired by Mrs. Kohn for cash in the aggregate amount of $622,386 out of personal funds on hand, (ii) 38,760 shares of Common Stock were acquired by Mrs. Kohn for cash in the aggregate amount of $100,000 out of personal funds on hand as part of a private placement by the Issuer,
     (iii) an aggregate of 66,200 shares of Common Stock were acquired by the SEP account of Mr. Kohn for cash in the aggregate amount of $120,905, (iv) an aggregate of 41,000 shares of Common Stock were acquired by the IRA of Mrs. Kohn for cash in the aggregate amount of $69,783, (v) an aggregate of 40,000 shares of Common Stock were acquired by The Kohn Family Limited Partnership, a Delaware limited partnership (the "Kohn Family Partnership"), of which Mr. Kohn and Mrs. Kohn are General Partners, for cash in the aggregate amount of $110,573, (vi) 20,000 shares of Common Stock (subsequently adjusted to 22,044 shares of Common Stock) upon the exercise of presently exercisable warrants were acquired by Mr. Kohn as compensation for services provided by ESP to the issuer, (vii) 14,729 shares of Common Stock (subsequently adjusted to 16,233 shares of Common Stock) upon the exercise of presently exercisable warrants were acquired by Mrs. Kohn as part of a private placement by the Issuer, and (viii) 6,000 shares of Common Stock ("ESP Warrants") upon the exercise of presently exercisable warrants were acquired by ESP, as to which Mr. Kohn shares voting and dispositive power with the other members of ESP, as compensation for services provided by ESP to the Issuer. An additional 300 shares of Common Stock were acquired by Mrs. Kohn for cash out of personal funds on hand at a date and in an amount not presently known by Mrs. Kohn.

Item 4.  Purpose of Transaction

     All of the shares of Common Stock to which this Statement relates were acquired by the Reporting Persons with the purpose of making a passive minority financial investment in the Issuer. The Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     (a) and (b) The percentage set forth below is based on 14,680,473 shares of the Common Stock outstanding as of May 10, 2007.

     Mr. Kohn beneficially owns an aggregate of 1,025,808 shares of Common Stock, comprised of (i) an aggregate of 195,600 shares owned of record by Mr. Kohn, (ii) 22,044 shares of Common Stock that may be acquired by Mr. Kohn upon the exercise of presently exercisable warrants in his name at an exercise price of $3.13 per share, (iii) 10,400 shares of Common Stock that may be acquired by Mr. Kohn upon the exercise of presently exercisable warrants in his name at an exercise price of $2.14 per share, (iv) an aggregate of 376,560 shares of Common Stock owned of record by Mrs. Kohn,
     (v) 34,486 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $2.58 per share, (vi) 296,585 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $1.50 per share, (vii) 16,233 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $3.13 per share, (viii) 67,900 shares owned of record by the Kohn Family Partnership, of which Mr. Kohn is a general partner, and (ix) 6,000 ESP Warrants at an exercise price of $1.575 per share, representing an aggregate of approximately 6.8% of the outstanding Common Stock. Mr. Kohn shares voting and dispositive power with Mrs. Kohn as to such shares, other than the shares issuable upon exercise of the ESP Warrants, as to which he shares voting and dispositive power with the other members of ESP. Mr. Kohn disclaims beneficial ownership of an indeterminate number of the shares issuable upon exercise of the ESP Warrants as to which he has no pecuniary interest.

     Mrs. Kohn beneficially owns 1,019,808 shares of Common Stock, comprised of
     (i) an aggregate of 376,560 shares of Common Stock owned of record by Mrs. Kohn, (ii) 34,486 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $2.58 per share, (iii) 296,585 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $1.50 per share,
     (iv) 16,233 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $3.13 per share, (v) an aggregate of 195,600 shares owned of record by Mr. Kohn, (vi) 22,044 shares of Common Stock that may be acquired by Mr. Kohn upon the exercise of presently exercisable warrants in his name at an exercise price of $3.13 per share, (vii) 10,400 shares of Common Stock that may be acquired by Mr. Kohn upon the exercise of presently exercisable warrants in his name at an exercise price of $2.14 per share, and (viii) 67,900 shares owned of record by the Kohn Family Partnership, of which Mrs. Kohn is a general partner, representing an aggregate of approximately 6.8% of the outstanding Common Stock. Mrs. Kohn shares voting and dispositive power with Mr. Kohn as to such shares.

     The Cover Pages of this Statement are incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.


Item 7.  Material to Be Filed as Exhibits

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2007                      /s/ Harvey R. Kohn
                                         -----------------------------------
                                         Harvey R. Kohn

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2007                     /s/ Helen Kohn
                                        ------------------------------------
                                        Helen Kohn